SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

  [**X**] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005.**

  [ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission file number: **000-30060**

SOLAR ENERGY LIMITED
(Exact name of small business issuer as specified in its charter)

DELAWARE	**76-0418364**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

145-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
(Address of principal executive office) (Zip Code)

(604) 669-4771
(Issuer's telephone number)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes **XX**   No

The number of outstanding shares of the registrant's common stock, $0.0001 par value (the only class of voting stock), as of May 20, 2005 was 8,546,275.

TABLE OF CONTENTS

PART I

PART II

PART I

ITEM 1. FINANCIAL STATEMENTS

As used herein, the term "Company" refers to Solar Energy Limited, a Delaware corporation and its subsidiaries, unless otherwise indicated. In the opinion of management, the accompanying unaudited financial statements included in this Form 10-QSB reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004
	(Unaudited)	

ASSETS

CURRENT ASSETS

Cash	$ 1,383	$ 32
Prepaid expenses	707	707
Other receivable	191,667	176,667
	193,757	177,406
FURNITURE AND EQUIPMENT, net of depreciation	2,817	2,965

OTHER ASSETS

Deposits	300	300
Investment in Mining and Mineral Rights	50,000	50,000
	50,300	50,300
	$ 246,874	$ 230,671

LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

CURRENT LIABILITIES

Accounts payable	$ 86,326	$ 75,258
Accrued liabilities	173,909	173,909
Notes payable – related party (Note 8)	67,487	46,785
	327,722	295,952

STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

Capital stock (Note 5)

Common stock, $0.0001 par value, 50,000,000 shares authorized		
8,146,275 (2004 – 7,521,275) shares issued and outstanding	815	752
Additional paid-in capital	3,791,557	3,660,620
Deficit accumulated during the development stage	(3,873,220)	(3,726,653)
	(80,848)	(65,281)
	$ 246,874	$ 230,671

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	January 5, 1994 (inception) to March 31, 2005
SALES	$ -	$ -	$ -
COST OF SALES	-	-	-
GROSS PROFIT	-	-	-
OPERATING EXPENSES			
General and administrative	146,591	42,012	2,042,823
Research and development	-	22,734	2,238,132
TOTAL OPERATING EXPENSES	146,591	64,746	4,280,955
OPERATING LOSS	146,591	64,746	4,280,955
OTHER INCOME (EXPENSE)			
Minority interest	-	1,859	123,856
Gain (loss) on investments	-	-	338,440
Loss on sale of assets	-	-	(2,575)
Write off patents	-	-	(39,648)
Write off goodwill	-	-	(14,118)
Interest income (expense)	24	(594)	(54,358)
Gain (loss) on sale of subsidiary	-	-	56,138
TOTAL OTHER INCOME (EXPENSE)	24	1,265	407,735
NET INCOME (LOSS)	$ (146,567)	$ (63,481)	$ (3,873,220)
NET INCOME (LOSS) PER SHARE	$ (0.02)	$ (0.01)	
WEIGHTED AVERAGE COMMON SHARES	7,940,442	7,021,275	

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	January 5, 1994 (inception) to March 31, 2005
			(Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss for the period	$ (146,567)	$ 63,481)	$ (3,873,220)
Adjustments to reconcile net loss to net cash from operating activities:			
- depreciation	148	7,450	197,153
- bad debt	-	-	225,000
- stock issued for services	126,000	-	378,015
- stock issued for r&d expenses	-	-	439,900
- loss on sale of assets	-	-	2,575
- gain on investments	-	-	(338,440)
- gain on sale of subsidiary	-	-	(56,137)
- write off patents	-	-	39,648
- write off goodwill	-	-	14,118
- minority interest	-	(1,859)	(123,856)
- deposits	-	-	4,537
- prepaid expenses	-	(10,750)	21,793
- accounts receivable	-	-	39
- accounts payable	11,068	(725)	134,524
- accrued expenses	702	(462)	225,660
NET CASH USED IN OPERATING ACTIVITIES	(8,649)	(69,827)	(2,708,691)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES			
Cash received on sale of investment	-	-	10,000
Cash acquired from sale of subsidiary	-	-	180,000
Cash acquired (sold) from sale of subsidiary	-	-	247,512
Cash paid to subsidiary	-	-	(107,568)
Cash paid to RECO and Sunspring	-	-	(2,076)
Cash paid for patent costs	-	-	(106,318)
Cash paid for property and equipment	-	-	(59,880)
Cash for deposits	-	-	(4,837)
Cash received on sale of assets	-	-	23,000
Cash received on forfeited deposit	-	-	50,000
Cash for notes receivable	(15,000)	-	(290,000)
Cash paid for mining & mineral rights	-	-	(50,000)
NET CASH USED IN INVESTING ACTIVITIES	(15,000)	-	(110,167)

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	January 5, 1994 (inception) to March 31, 2005
			(Note 1)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issued stock for cash	5,000	90,000	1,645,913
Cash received for notes payable	20,000	-	518,407
Cash received from advances by shareholders	-	-	2,044,099
Cash paid on debt financing	-	(4,000)	(1,338,178)
NET CASH FLOWS FROM FINANCING ACTIVITIES	25,000	86,000	2,820,241
INCREASE IN CASH	1,351	16,173	1,383
CASH, BEGINNING OF PERIOD	32	14,033	-
CASH, END OF PERIOD	$ 1,383	$ 30,206	$ 1,383

Non-cash transactions: Refer to Notes 3 and 8.

SUPPLEMENTARY DISCLOSURE:

Interest paid	$ -	$ -	$ 17,195
Income taxes paid	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A Development Stage Company)

Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)

NOTE 1 - Summary of Significant Accounting Policies

a. Organization

Solar Energy Limited ("the Company") was incorporated as Taurus Enterprises, Inc. under the laws   the State of Delaware on January 5, 1994. The Company was organized primarily for the purpose of operating a used automobile brokerage firm. The Company did not become operational and abandoned its attempts to establish the brokerage operation.

In August of 1996 its shareholders decided to reactivate the Company, merge the Company with Salvage World, Inc., a private company, change the name to Salvage World, Inc. and reincorporate in the state of Nevada.

On December 17, 1997 the Company merged with Solar Energy Limited (Solar) a Delaware corporation organized on July 24, 1997 and changed the name to Solar Energy Limited. The surviving corporation is the Delaware corporation and the authorized shares were changed to 50,000,000 par value $.0001. Solar's headquarters are located in Los Alamos, New Mexico.

On January 1, 1998 the Company issued the initial 170,400 shares of stock and on October 21, 1998 an additional 530,000 share were issued for the acquisition of 100% of Hydro-Air Technologies, Inc. (Hydro) a New Mexico corporation organized June 18, 1997. Hydro owns various rights to patented intellectual property called Hydro-Air Renewable Power System ("HARPS"), and has developed a prototype system to generate electricity from the evaporation of water. Hydro's headquarters are located in Los Alamos, New Mexico. This business combination was accounted using the purchase method. Operations of Hydro have been included in the consolidated statement of operations since January 1, 1998. The Company valued the acquisition at $83,346, the amount of goodwill recorded for the acquisition.

In January 1999 the Company issued 350,000 shares of stock for the acquisition of 100% of Renewable Energy Corporation (RECO) a New Mexico corporation organized November 30, 1998. RECO owns various rights to patented intellectual property associated with the solar recycling of CO_2 to fuel. RECO's headquarters are located in Los Alamos, New Mexico. The Company valued the acquisition at $440,000 consisting of cash paid of $20,000 and stock valued at $420,000. The Company acquired RECO assets of $49,500 and assumed liabilities of $49,400. The acquisition was recorded using the purchase method of a business combination. The statement of operations of RECO has been included in the consolidated statements of operation for the year ended December 31, 1999. RECO had no operations in 1998 therefore no proforma information is presented. The Company recorded $439,900 of Research & Development expenses in connection with this acquisition.

SOLAR ENERGY LIMITED
(A Development Stage Company)

Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)

NOTE 1 - Summary of Significant Accounting Policies (continued)

On June 30, 2000, the Company sold 100% of its interest in RECO to Jade Electronic, Inc., who changed their name to Renewable Energy Limited (REEL) for 63% of the outstanding stock of REEL and cash of $180,000. At the point of sale REEL had no assets and no liabilities, thus RECO became its only assets, liabilities and operations at June 30, 2000. Because the Company essentially sold 37% of its interest in RECO for cash of $180,000, the Company recorded minority of interest of $162,800 and a gain of $17,200. This acquisition was recorded by Jade as a reverse acquisition with RECO being the accounting acquirer, therefore no goodwill was recorded in the acquisition and REEL recorded the assets and liabilities of RECO at predecessor cost. The Company has consolidated its books with REEL as of December 31, 2000.

In April 2000, the Company acquired all of the outstanding common stock of Sunspring, Inc.(Sunspring) for $14,500. Sunspring was incorporated in April 2000 as Holisticom.com Limited and subsequently changed its name to Sunspring in August 2000. Sunspring is a development stage company and has directed its efforts towards development of new technology.

On November 26, 2001, the Company exchanged all of its shares of common stock in its wholly owned subsidiary, Sunspring, Inc. (Sunspring), for 2,000,000 shares of restricted common stock and 8,000,000 shares of preferred stock of Sun Power Corporation (Sun). During the period November 26, 2001 to November 26, 2002, both Sun and the Company had the right to cancel this agreement. If either cancels, the 8,000,000 shares of preferred will be returned to SunPower and Sunspring will be returned to the Company. The Company uses the equity method to account for its investments and recognized a gain on the exchange. The restricted common stock and preferred stock of Sun were recorded at a basis of $0.

On November 26, 2001, the Company exchanged all of its common stock in its 63% owned subsidiary, Renewable Energy Corporation (RECO), for 2,0000, shares of restricted common stock and 8,000,000 shares of preferred stock of Sun Power Corporation (Sun). During the period November 26, 2001 to November 26, 2002, both Sun and the Company had the right to cancel this agreement. If either canceled, the 8,000,000 preferred shares would be returned to SunPower and Sunspring would be returned to the Company. The restricted common stock and preferred stock of Sun were recorded at a basis of $0.

On December 30, 2002, the Company was returned all of its stock in its 63% owned subsidiary, Renewable Energy Corporation (RECO), and gave back 8,000,000 shares of preferred stock of Sun Power Corporation. In addition, on December 30, 2002, the Company was returned all of its stock in its 100% owned subsidiary, Sunspring, Inc., and gave back 8,000,000 shares of preferred stock to Sun Power Corporation. The Company kept the 2,000,000 shares of restricted common stock of Sun Power and recorded a basis of $0. On October 18, 2004, the Company entered into an agreement to sell all of the shares of Sun Power for $186,667. As of March 31, 2005, a gain on the sale of the shares has been recognized of $186,667 and a receivable of $176,667 has been recorded for the outstanding balance.

SOLAR ENERGY LIMITED
(A Development Stage Company)

Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)

NOTE 1 - Summary of Significant Accounting Policies (continued)

On April 27, 2004, the Company entered into a stock purchase agreement for Renewable Energy Corp. (RECO) with Los Alamos Renewable Energy, LLC, (LARE) a limited liability company for which two of the Company's former Officers and Directors act as managing members. Pursuant to the Agreement, an additional 99,900 shares of common stock of RECO were issued to the Company and an additional 200,000 shares of RECO were issued to LARE. In effect, the Company now has a 33% interest in RECO and will use the equity method of accounting instead of the consolidation method. The Company has also forgiven debt due from RECO. At March 31, 2005, a gain of $56,138 has been recognized due to the recapture of prior year losses.

The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

b. Accounting Method

The Company recognizes income and expenses on the accrual basis of accounting.

c. Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted earnings per share are not presented because it is anti-dilutive.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

f. Principles of Consolidation

The March 31, 2005 financial statements include the accounts of Solar Energy Limited and its wholly owned subsidiaries Hydro-Air Technologies, Inc., Sunspring Inc., and Renewable Energy Ltd. All intercompany accounts and transactions have been eliminated in the consolidation.

SOLAR ENERGY LIMITED
(A Development Stage Company)

Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)

NOTE 2 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan includes the following: (1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) establishing revenues from commercializing of its project; and (4) obtaining loans and grants from various financial institutions, where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

NOTE 3 - Development Stage Company

The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stockholders' Equity Transactions

During the three months ending March 31, 2005, the Company issued 600,000 shares of common stock for services at $ .21 per share and 25,000 shares of common stock for cash of $5,000.

During 2004, the Company issued 650,000 shares of common stock for cash of $140,000.

During 2003, the following shares of common stock were issued:

Month	Shares	Per Share	Exchange
January, 2003	23,000	$ .30	Cash
February, 2003	60,000	$ .30	Cash
September, 2003	2,734,954	$ .30	Debt
October, 2003	150,000	$ .30	Cash
October, 2003	200,000	$ .20	Service

Pursuant to the plan or reorganization and merger agreement dated August 20, 1996, the Company merged Taurus Enterprises, Inc. (a public company) with Salvage World, Inc. (a private company). The shareholders of Taurus returned their stock and received stock in the new combined entity named Salvage World, Inc. The Company changed the par value of its common stock from $.0001 to $.001.

SOLAR ENERGY LIMITED
(A Development Stage Company)

Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)

NOTE 4 - Stockholders' Equity Transactions (continued)

Pursuant to the merger agreement dated December 17, 1997, the Company merged with Solar Energy Limited and the shareholders of Salvage received shares in the new combined Solar entity. The Company then changed the par back to $.0001 and the new authorized capital became 50,000,000. The Board then authorized a 1 for 20 reverse stock split. These financial statements have been retroactively restated to reflect the split.

The Company has issued 70,040 shares of stock to acquire 100% of the stock of Hydro-Air Technologies. The acquisition agreement between the Company and Hydro-Air Technologies provides an initial issuance of stock at the beginning of phase one, and additional issuances throughout the development process to arrive at no less than 4,000,000 shares or 40% of the outstanding stock. Because Hydro had a negative equity position goodwill was recorded and no value was assigned to the stock issued.

The Company issued 7,800,000 shares of common stock at $.10 and 2,000,000 shares of common stock at $.10 for cash and services in an exempt 504 offering which raised $800,000 during 1998.

The Company also issued 125,000 shares of common stock for $125,000 in a 505 exempt offering.

During January 1999, the Company issued 350,000 shares of its common stock to acquire 100% of the stock of Renewable Energy Corporation. The shares were valued at $1.20 each net of a 40% discount due on their restricted nature based on the trading value of the stock at the time.

During May 1999, the Company issued 100,000 shares of its common stock for cash of $100,000.

During November 1999, the Company issued 800,000 shares of its common stock for cash of $144,000.

NOTE 5 - Property & Equipment

Property and equipment consists of the following at March 31, 2005 and December 31, 2004:

	March 31 2005	December 31 2004
Office Equipment & Furniture	$ 28,695	$ 28,695
Tools	2,264	2,264
	30,959	30,959
Accumulated Depreciation	(28,142)	(27,994)
Net Property & Equipment	$ 2,817	$ 2,965

NOTE 6 - Patent Costs

The Company has incurred legal costs in connection with the Patent process which the Company has rights to, and has therefore capitalized those costs and was amortizing them over a five year period. Amortization expense attributable to patents during 2004, 2003 and 2002 is $7,367, $24,591 and $7,200, respectively. At December 31, 2004, the patent costs were deemed impaired and the remaining balance of $39,648 was written off.

NOTE 7 - Goodwill

The Company recorded Goodwill in connection with the acquisition of Hydro, due to the negative equity position of Hydro. A total of $83,346 was recorded upon acquisition and was being amortized over a 5 year period, until the adoption by the company on January 1, 2002 of SFAS 142 (See Note 12). The Company is now required to perform an impairment test on goodwill and other intangible assets annually. The realization of this asset is contingent upon Hydra's ability to generate revenues from the HARPS process. Then, in December 2002, the Company recorded Goodwill in connection with the return of RECO and Sunspring from Sun Power Corporation. A total of $54,125 was recorded from this event. In April 2004, the Company sold 42% of its interest in RECO and no longer uses the consolidation method of accounting. Therefore, goodwill is $0 at December 31, 2004.

NOTE 8 - Notes Payable - Related Party

Bay Cove Investments, Ltd., a shareholder, loaned the Company $20,000 and $86,785 during the three months ending March 31, 2005 and 2004, respectively. The loans bear interest at 6% per annum and are due upon demand. The balance of the loans at March 31, 2005 are $67,487 which includes $702 of accrued interest owing.

NOTE 9 – Mining & Mineral Rights

On November 17, 2004, the Company entered into an agreement with Manhattan Minerals Corp. (Manhattan) to purchase certain mining and mineral rights located in the vicinity of Tambogrande, Peru. These mining and mineral rights consist of the following:

> Tambogrande property which is comprised of 8,000 ha that surrounds and includes the city of Tambogrande. This property is currently under arbitration.

> Lancones property (including the Perla concession compromising of approximately 1,900 ha) compromising of approximately 33,000 ha that surrounds the Tambogrande property. This property is in good standing other than certain work assessments are in arrears.

> Option Agreement with Empressa Minerande Centro del Peru, S.A. to acquire up to 100% of seven concessions aggregating approximately 3,200 ha known as the Papayo Joint Venture. This option agreement may not be in effect and is in dispute.

NOTE 9 – Mining & Mineral Rights (continued)

Pursuant to the purchase agreement, the Company must pay cash of $600,000 of which $50,000 has been paid as of March 31, 2005. In addition to cash, the Company must assume the liabilities and obligations pertaining to the properties, including the $2,367,000 convertible redeemable notes issued by Manhattan and secured by the Lancone and Papayo properties.

Manhattan will retain a 2% net smelter royalty (NSR) with respect to the Peruvian properties. The Company will retain a right of first refusal to purchase the NSR and will have the option to buy down the NSR for $100,000 for each 1/10 of 1% acquired (aggregating $2,000,000 for the full 2% NSR) in cash or shares of the Company. Refer to note 13.

Subsequent to March 31, 2005, the Company was released from the terms of the purchase agreement and anticipates a refund of the $50,000 refundable fee.

NOTE 10 - Commitments

The founder of the HARPS technology has granted Hydro an exclusive license to develop, manufacture and market the same. For the license Hydro is committed to a 1% royalty on gross sales of the units and 1/2% royalty on the sale of the electrical power generated by any power plants owned by Hydro.

On February 4, 2005, the Company entered into an agreement to acquire Planktos, Inc., (Planktos) a private California company. Pursuant to the agreement, the Company will acquire 100% of the common stock of Planktos for a purchase price of $1,500,000. The $1,500,000 is deemed paid by the Company upon issuance of a $1,500,000 convertible debenture with the following terms: 5 year term, bears interest at 5% and convertible into the Company shares at 10% below market. It is the intent of the Company to take Planktos public within six months of the closing date. The Company further commits to raising an additional $1,000,000 for Planktos prior to the completion of taking Planktos public. If Planktos is not public within six months, the shareholders of Planktos have the right to redeem their shares of Planktos by canceling the $1,500,000 debenture payable by the Company.

The Company has not yet satisfied all the terms of the agreement to acquire Planktos and the transaction remains pending.

NOTE 11 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

SOLAR ENERGY LIMITED
(A Development Stage Company)

Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)

NOTE 12 – Stock Options

In October 2001, the company granted stock options to employees. The stock options vested in October 2003.

The Company has adopted only the disclosure provisions for FAS No. 123 "Accounting for Stock-Based Compensation". Therefore, the Company accounts for stock-based compensation under the Accounting Principles Board Opinion No. 25.

Information with respect to the Company's stock options at March 31, 2005 is as follows:

	Stock Options	Exercise Price	Weighted Average Exercise
Outstanding at January 1, 2003	500,000	$ .33	$ .33
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2003	500,000	$ .33	$ .33
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at March 31, 2005	500,000	$ .33	$ .33

NOTE 13 – Subsequent Event

Subsequent to March 31, 2005, the Company terminated the agreement with Manhattan Minerals Corp. (See note 9), the $50,000 invested will be refunded back to the Company.

In addition, the Company issued 400,000 commons shares for the exercise of stock options granted to a consultant at $ .25 per share.

ITEM 2.

MANAGEMENT'S PLAN OF OPERATION

The following discussion and analysis of our plan of operation should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this report. The Company's fiscal year end is December 31.

Plan of Operations

The Company is a research and development company with no revenues and no immediate source or expectation of revenue generation. The Company has been funded since inception from public or private debt or equity placements or by major shareholders in the form of loans. Virtually all of the capital raised to date has been allocated for research and the development activities and for administrative costs. All projects that were under development by the Company were experimental in nature and were recorded as research and development expenses with related general and administrative expenses. The Company has currently ceased all research and development operations.

The Company is the owner of intellectual property rights related to the acquisition of Hydro-Air Technologies, Inc. ("HAT") from Dr. Melvin Prueitt. HAT has certain intellectual property rights which the Company had intended to develop for the purpose of generating commercially viable electrical power using the energy generated by the heat of evaporation of water. The intellectual property rights are known as Hydro-Air Renewable Power System (HARPS) which includes two U.S. Patents, one granted on September 3, 1996 (number 5,551,238) and a second granted on July 28, 1998 (number 5,784,886), and Air Conditioner Energy System (ACES") which includes a U.S. Patent (and International filings) granted December 28, 1999 (number 6006538). Unfortunately, the HARPS and ACES projects have historically proven difficult to develop to working prototypes which caused the abandonment of research and development specific to these technologies. However, preliminary work, experiments completed and test results generated from both HARPS and ACES did prove useful to derivative projects that the Company did expect to become commercially viable.

On April 27, 2004, the Company through Renewable Energy Corporation ("REEL"), a majority owned subsidiary of the Company, entered into a Stock Purchase Agreement ("Agreement") with Los Alamos Renewable Energy LLC ("LARE"), a limited liability company for which two of the Company's former officers and directors (David Jones and Dr. Reed Jensen) act as managing members. The Agreement entitled LARE to acquire a 66% interest in RECO by subscribing for new shares in RECO for cash and a promissory note in an aggregate amount of $250,000. The full purchase price has since been paid and REEL is now a minority (33%) interest holder in RECO. The Company anticipates that RECO will enter into a new license agreement with Dr. Reed Jensen for the development of the SOLAREC technology.

Since the Company is now without the licensed technology associated with these derivative projects, it has decided to postpone further research and development efforts related to renewable energy sources.

Management has submitted an offer to purchase two distinct business operations, one of which was rescinded subsequent to the current period and the other of which the Company is yet to be fully engaged as of the date of this filing.

The Company's plan of operation is prone to significant risks and uncertainties, some of which can have an immediate impact on its efforts to continue research and development, deter future prospects for commercialization and hinder the acquisition of business opportunities. The primary risk to the Company's plan of operation is its inability to secure adequate funding.

Results of Operations

On November 17, 2004, the Company entered into an Agreement of Purchase and Sale in order to acquire certain mining and mineral rights from Manhattan Minerals Corp. The Company paid a refundable fee of $50,000 toward the final purchase price for said rights. The Agreement was subject to certain conditions precedent to the Company's acquiring said mining rights. The Company has been released from the terms of the Agreement and anticipates a refund of the $50,000 refundable fee.

On February 4, 2005, the Company made an Offer to Purchase to acquire Planktos, Inc. The Offer is subject to the Company's acceptance of Planktos' twelve-month business plan and the Company's shareholders' approval of definitive closing documents. Planktos is a research and development company staffed by scientists and businessmen dedicated to improving the world's marine environment by focusing on the commercial opportunities attendant to the Kyoto Protocol. The Company has not yet satisfied all the terms of the Offer to Purchase and the Offer to acquire Planktos remains pending.

Liquidity and Capital Resources

As of March 31, 2005, the Company had no significant assets and a working capital deficit of $133,965. The Company will require new debt or equity transactions to satisfy cash needs over the next twelve months. Management believes that the Company can realize the minimum anticipated needs of the Company's operations through at least the calendar year ending December 31, 2005 based upon the belief that sufficient funding can be obtained from public or private debt or equity placements or from major shareholders in the form of loans. However, there can be no assurances to that effect. Further, the Company has no revenues and has a substantial need for significant capital to build its business. Should the Company be unable to obtain needed funds, it may be forced to curtail or cease its activities.

The Company has no current plans for the purchase or sale of any plant or equipment.

The Company has no current plans to make any changes in the number of employees.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for the year ended December 31, 2004 included in the Company' Form 10-KSB, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. The Company bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-QSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-QSB, other than statements of historical facts, address matters that the Company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties was to whether any of the Company's projects will ever be commercialized; (iii) the ability of the Company to achieve sufficient revenues through the commercialization of its projects to fund and maintain operations; (iv) volatility of the stock market; and (v) general economic conditions. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

ITEM 3.   CONTROLS AND PROCEDURES

The Company's president acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of March 31, 2005. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

The auditors did not test the effectiveness of nor relied on the internal controls of the Company for the fiscal quarters ended March 31, 2005 and 2004.

(b) Changes in Internal Controls

During the period ended March 31, 2005, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

PART II

ITEM 2.   CHANGES IN SECURITIES

On March 5, 2005, the Company authorized the issuance of 25,000 shares of restricted common stock valued at $0.20 a share to Robert Lee in exchange for cash consideration the amount of $5,000 pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to an offeree who was outside the United States at the time the settlement agreement originated, and ensuring that the entity to whom the stock was issued was a non-U.S. person with an address in a foreign country.

ITEM 6.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation SB are listed in the Index to Exhibits on page 21 of this Form 10-QSB, and are incorporated herein by this reference.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 20th day of May, 2005.

SOLAR ENERGY LIMITED

/s/ Peter Tsaparas
Peter Tsaparas
Chief Executive Officer, Chief Financial Officer, and Director

EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)	*	Articles of Incorporation (incorporated by reference to the Company's Form 10-SB filed with the Securities and Exchange Commission on January 28, 1999)
3(ii)	*	By-laws (incorporated by reference to the Company's Form 10-SB filed with the Securities and Exchange Commission on January 28, 1999)
10	*	Debt Settlement Agreement dated August 27, 2003 between the Company and Bay Cove Capital Corporation (incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 1, 2004)
14	*	Code of Ethics adopted March 30, 2004 (incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 1, 2004)
31	22	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	23	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to prior filings with the Securities and Exchange Commission.

EXHIBIT 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter Tsaparas, chief executive officer and chief financial officer of Solar Energy Limited ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: May 20, 2005

/s/ Peter Tsaparas
Peter Tsaparas, Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of Solar Energy Limited ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Peter Tsaparas, chief executive officer and chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Peter Tsaparas
Peter Tsaparas
Chief Executive Officer and Chief Financial Officer
May 20, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.